March 20, 2007

Mail Stop 4561

David Gallagher
Political Calls, Inc.
1015 S. Cimarron
Las Vegas, NV  89145

	Re:	Political Calls, Inc.
		Registration Statement on Form SB-2
      Filed February 21, 2007
		Registration No. 333-140823

Dear Mr. Gallagher:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Refer to footnote two on the cover page of the registration statement. Rule 457(f) of the Securities Act is not applicable to this offering as securities are not being offered in exchange for other securities. Please revise to state that $0.02 is a bona fide estimate of the offering price in accordance with Rule 457(a).

Prospectus Cover Page
2. Please disclose that until your common stock is quoted on the OTC-
BB, the offering will be made at $0.02.

Risk Factors, page 7
3. Please disclose the risk to your business of federal and state regulatory proposals to ban or restrict political calls, or to add political calls to "do not call" registries.

Since our officer works or consults..., page 8
4. Please clarify your disclosure relating to Mr. Gallagher`s responsibilities in "offering and selling the shares through this prospectus." Please specify how Mr. Gallagher is participating in this offering.
5. Please disclose the public company for which Mr. Gallagher previously acted as principal accounting officer or chief financial officer and specify his title and the date of his resignation.

Our principal stockholders..., page 10
6. Please fill in the current share ownership of your director and your seven largest shareholders. It appears to have been inadvertently omitted from the first sentence.

Business Strategy, page 16
7. We note your call contract costs. Please disclose whether you require any minimum amounts of calls in your contracts.
8. Please disclose how your revenues for the most recent fiscal year were generated, including the number of customers and contracts and whether such customers were affiliates.

Revenues, page 19
9. Please provide additional detail regarding how your revenues were generated.

Liquidity and Capital Resources, page 20
10. We note your disclosure that Political Calls, Inc. will require additional capital up to approximately $100,000. Please revise your disclosure in an amended filing to address whether or not Political
Calls, Inc. is expected to need the additional capital in order to satisfy its cash requirements for the next twelve months.
11. Please disclose the consideration paid by investors for the preferred stock.

Security Ownership of Certain Beneficial Owners and Management,
page
25
12. Please advise us why you have not disclosed persons that beneficially hold 5% of your common stock through their ownership of immediately convertible preferred stock.

Selling Shareholders, page 27
13. Please advise us whether Bolsa, S.A. is a broker-dealer. Please disclose whether or not any selling shareholders are affiliates of broker-dealers.
14. In a number of instances you disclose in the final column that selling stockholders will continue to own a percentage of your shares following the offering, even though the prior column indicates they will not own any shares. Please advise or revise.

Preferred Convertible Securities, page 35
15. Explain to us how you considered the guidance in EITF 98-5 and 00-27 in determining the appropriate accounting for your preferred stock issuance. Based on the issuances of common stock on April 24,
2006 and December 31, 2006, it appears that the preferred stock was issued with a beneficial conversion feature.

Rule 144 Shares, page 35
16. We note your disclosure that 1% of your shares are 1,542,310 shares as of the date of this prospectus. The 1% calculation in Rule
144 should only include outstanding shares, not fully diluted shares.
Please revise the calculation.

Interests of Named Experts and Counsel, page 37
17. Please revise to identify David Gallagher as a promoter of the company.

Financial Statements

Note 6.  Revenue And Expenses, page F-9
18. Please disclose your revenue recognition policies or explain to us why no such disclosure is necessary.

Part II

Recent Sales of Unregistered Securities
19. Please disclose the consideration paid for the preferred. In addition, please disclose the exemption from the registration requirements of the Securities Act relied upon for the transaction.

Undertakings
20. Please advise us how you intend to rely on Rule 430A. We note you have included the Rule 430A undertaking.
21. Please include the undertaking provided in Item 512(g)(2) of Regulation S-B.

Legal Opinion
22. Please direct counsel to revise its opinion to reflect that the company has already issued and sold a portion of the registered common shares and the convertible preferred overlying the remainder of the registered common shares.

Exhibit 23.1
23. We note that the consent indicates that the auditors` report was dated as of January 31, 2007. We also note that the auditors` report on page F-1 is dated February 21, 2007. Please correct this inconsistency in your amended filing.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Howard Efron, Staff Accountant at 202-551-
3439
or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan at 202-551-3852 or me at
202-551-3495 with any other questions.

      Sincerely,



Elaine Wolff
Branch Chief

cc:	Thomas Cook, Esq. (via facsimile)


David Gallagher
Political Calls, Inc.
March 20, 2007
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